[MARLIN LETTERHEAD]

June 10, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Lilyanna L. Peyser

Re:	Marlin Midstream Partners, LP Draft Registration Statement on Form S-1 Commission File No. 377-00170 CIK No. 0001575599

Ladies and Gentlemen:

This letter sets forth the responses of Marlin Midstream Partners, LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 31, 2013 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on May 3, 2013, File No. 377-00170 (the “Registration Statement”). Concurrently with the submission of this letter, the Partnership has confidentially submitted Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

General

1.	Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

Response: The Partnership acknowledges the Staff’s comment and will revise the Registration Statement in subsequent amendments to include all information required by Form S-1, other than information that may be omitted under Rule 430A, and will file all required exhibits and complete all blanks in the Registration Statement. The Partnership confirms its understanding that the Staff will require sufficient time to review such information before declaring the Registration Statement effective.

June 10, 2013

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Partnership acknowledges the Staff’s comment and, concurrently with the filing of Amendment No. 1, will supplementally provide the Staff with the written communications that the Partnership has presented to certain qualified institutional buyers and institutional accredited investors in reliance on Section 5(d) of the Securities Act. The Partnership advises the Staff that these potential investors were not permitted to retain copies of such written communications.

The Partnership further advises the Staff that, to date, no research reports about the Partnership have been published by any broker or dealer that is participating or will participate in the offering. To the extent the Partnership becomes aware of any publication or distribution of such research reports by a broker or dealer that is participating or will participate in the offering, the Partnership undertakes to promptly provide such research reports to the Staff supplementally.

Summary, page 1

Our Fee-Based Commercial Agreements, page 4

3.	Please tell us your consideration of quantifying the minimum volume commitments for the Anadarko Panola County Agreements I and II here and in the table at the bottom of page 113.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that, concurrently with the filing of Amendment No. 1, the Partnership has filed with the Commission a Request for Confidential Treatment (the “Confidential Treatment Request”) pursuant to Rule 406 under the Securities Act of 1933, as amended (the “Securities Act”), which, among other things, requests the confidential treatment of the minimum volume commitments for the Anadarko Panola County Agreements I and II. As discussed in the Confidential Treatment Request, the Partnership believes the minimum volume commitments under these agreements constitute key financial terms, which if disclosed would cause the Partnership substantial competitive harm and would unfairly provide competitors of the Partnership with valuable insights into the manner in which the Partnership does business. As a result, the disclosure of these provisions would impair the value of the agreements to the Partnership and have material adverse consequences for the Partnership.

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Furthermore, the Partnership believes that the Registration Statement contains the information concerning the Anadarko Panola County Agreements I and II that would be material to an investor. Specifically, the Registration Statement sets forth details regarding the nature of the fee, the services provided and the term and renewal features under these agreements. Although the specific minimum volume commitments of Anadarko are not disclosed, the Registration Statement informs investors that Anadarko is contractually committed to deliver a minimum amount of natural gas to the Partnership’s Panola County facilities and will be required to pay the Partnership a fee in the event that Anadarko fails to meet its minimum volume commitment. Taken together with the risk factor disclosure on page 23 of the Registration Statement regarding minimum volume commitment shortfalls and excesses under the Anadarko Panola County Agreements I and II, the Partnership believes that its current disclosure concerning Anadarko’s minimum volume commitments conveys the information that would be material to an investor. Finally, the Partnership believes that its presentation with respect to Anadarko’s minimum volume commitments is consistent with the disclosure of third-party minimum volume commitments in the filings of other master limited partnerships.

Summary Historical and Unaudited Pro Forma Financial and Operating Data, page 14

4.	We note that the summary historical financial information presented in the tables is not presented in the same chronological order as presented in your audited financial statements. We also note that historical financial information presented in tabular form in Selected Historical and Unaudited Pro Forma Financial and Operating Data and throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations is not presented in the same chronological order as presented in your audited financial statements. Please revise so that the financial statements and other data presented in tabular form reads consistently from left to right throughout the filing. Please refer to ASC 205-10-S99-9.

Response: The Partnership acknowledges the Staff’s comment and has revised the Registration Statement so that the financial statements and other data are presented in the same chronological order as presented in the Partnership’s audited financial statements and that the financial statements and other data presented in tabular form read consistently from left to right.

Risk Factors, page 19

Risks Inherent in an Investment in Us, page 39

5.	To the extent material, please add a risk factor to discuss the potential depression of your trading price as a result of future sales of your common units or the perception that such sales may occur. Please include in this discussion your common units that may be transferred upon expiration of the lock-up agreements.

Response: The Partnership acknowledges the Staff’s comment and has added a risk factor to page 38 of Amendment No. 1 to address the Staff’s comment.

June 10, 2013

Our Cash Distribution Policy and Restrictions on Distributions, page 56

Estimated Distributable Cash Flow for the Twelve Months Ending June 30, 2014, page 62

6.	In the financial statements presented on page 63, please include line item disclosure for revenues and expenses attributable to affiliates, as you have done on pages 15, 88, F-5 and F-15.

Response: The Partnership acknowledges the Staff’s comment and has revised page 60 of Amendment No. 1 to include line item disclosure for revenues and expenses attributable to affiliates.

Assumptions and Considerations, page 64

Total Revenue and Gross Margin, page 65

Gathering, Processing and Other Revenue, page 65

7.	Please tell us your consideration of disclosing the increase or decrease in volume related to your agreements with AES and the impact of changes in prices and assignment of your remaining keep-whole and other commodity-based gathering and processing agreements with third-party customers in your discussion of volumes related to affiliates.

Response: The Partnership respectfully advises the Staff that, as disclosed in the Registration Statement, it will not be able to predict with reasonable certainty the actual volumes of natural gas that AES will deliver on a quarter-by-quarter basis. As a result, the Partnership believes that it would be impractical, and potentially misleading to investors, to attempt to quantify the increase or decrease in actual volumes delivered by AES during the forecast period under a fixed-fee agreement with a minimum volume commitment as compared to volumes historically delivered by AES under a commodity-based agreement. The volumes of natural gas delivered by AES will depend upon a number of factors that we cannot predict and are beyond our control. Such factors include natural gas and NGL prices, AES’ ability to contract with producers for supplies of natural gas and exploration and production activities by producers with whom AES contracts. AES, as a marketer, does not explore for or produce the volumes of natural gas it delivers to us, and consequently, the volumes it delivers will fluctuate from period to period based on, among other things, the factors noted above. As a result of the foregoing, the Partnership believes that the disclosure most relevant to investors, and most appropriate for forecast purposes, with respect to AES’ gathering and processing agreement is AES’ minimum volume commitment. Pursuant to the AES agreement, AES will be contractually obligated to deliver at least 80 MMcf/d of natural gas to us or to pay us a fee for any shortfall. However, as noted above, we will not be able to predict with reasonable certainty the actual volumes delivered by AES.

June 10, 2013

If AES exercises its option to increase its minimum volume commitment to 100 MMcf/d, we will be required to reserve 100 MMcf/d of capacity at our Panola County processing facilities. AES will then be obligated to deliver at least 100 MMcf/d of natural gas to us or to pay us a fee for any shortfall based on the increased minimum volume commitment. There are a number of factors that could affect AES’ decision to increase its minimum volume commitment, one of the primary factors being the price of NGLs and the price of natural gas. If the price of NGLs is higher than the price of pipeline-quality natural gas, keep-whole processing becomes more valuable and economic, which could result in AES increasing its minimum volume commitment from 80 MMcf/d to 100 MMcf/d. This decision would depend on AES’s view as to how long it anticipates such higher NGL prices will be sustained, along with other factors. We will not be able to predict with any certainty whether AES will ever exercise its option to increase its minimum volume commitment.

With respect to the impact of the assignment to AES of our remaining keep-whole and other commodity-based gathering and processing agreements with third-party customers, the Partnership has disclosed on page 63 of Amendment No. 1 that such assignment will not have a substantial impact on the Partnership. The Partnership respectfully points the Staff to footnote (10) in Note 1 to the Partnership’s unaudited pro forma condensed combined financial statements for additional details regarding the impact of such assignment.

8.	Reference is made to your discussion of third-party volumes in the bullet point on page 66. Please tell us your consideration of disclosing third-party minimum volume commitments for the twelve months ending June 30, 2014 compared to the year ended December 31, 2012 and the percentage of forecasted volumes for which you have no commitment in your discussion of volumes related to third parties.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure of the forecasted third-party volumes subject to minimum volume commitments would cause the Partnership substantial competitive harm and would unfairly provide competitors of the Partnership with valuable insights into the manner in which the Partnership does business. In addition, the disclosure of the forecasted third-party volumes subject to minimum volume commitments would enable competitors of the Partnership to approximate the minimum volume commitments set forth in the Anadarko Panola County Agreements I and II. Furthermore, the disclosure of the percentage of forecasted volumes for which we have no commitment would also allow our competitors to approximate minimum volume commitments set forth in the Anadarko Panola County Agreements I and II.

The Partnership respectfully refers the Staff to our response to Comment 3 and the Confidential Treatment Request for an explanation of why we believe the minimum volume commitments under the Anadarko Panola County Agreements I and II should not be disclosed.

June 10, 2013

Cost of Revenues, page 67

9.	Please tell us your consideration of disclosing purchase volume and the cost of replacement gas for the year ended December 31, 2012 and the transportation volume projected for the year ending June 30, 2014.

Response: The Partnership acknowledges the Staff’s comment and, with respect to purchase volumes and the cost of replacement gas for the year ended December 31, 2012, has revised the disclosure on page 64 of Amendment No. 1 to disclose such volumes and costs.

With respect to the transportation volume projected for the twelve months ending June 30, 2014, the Partnership respectfully advises the Staff that such volumes are entirely dependent upon the quantity and NGL content of the natural gas actually delivered to the Partnership by AES and third parties. Although the Partnership has disclosed the estimated quantity of natural gas to be delivered by third parties for the twelve months ending June 30, 2014, the Partnership is unable to predict with reasonable certainty the NGL content of the natural gas to be delivered by AES or third parties during the forecast period. Similarly, and as noted in the Partnership’s response to Comment 7 above, the Partnership is unable to predict with reasonable certainty the actual volumes of natural gas to be delivered by AES during the forecast period. As a result, the Partnership believes that disclosing an estimate of NGL transportation volumes during the forecast period could potentially be confusing or even misleading to investors. Furthermore, the Partnership advises the Staff that NGL transportation services provided by the Partnership to its customers are not a significant component of the Partnership’s revenues or gross margin.

Total Operating Expenses Excluding Costs of Revenues, page 68

Operation and Maintenance Expense – Gathering and Processing, page 68

10.	Please tell us why you anticipate operation and maintenance expense for your gathering and processing activities for the twelve months ending June 30, 2014 will be consistent with the pro forma expense for the twelve months ended December 31, 2012 considering the assumed increase in volumes for the twelve months ending June 30, 2014. Please also tell us your consideration of adding disclosure that explains in more detail the fixed and variable nature of expenses flowing through this line item.

Response: The Partnership acknowledges the Staff’s comment and, with respect to operations and maintenance costs for the year ended December 31, 2012, has revised the disclosure on page 65 of Amendment No. 1 to describe the relative stability in operation and maintenance expense across broad ranges of throughput volumes. Furthermore, the Partnership respectfully advises the Staff that, as described on page 90 of Amendment No. 1, the Partnership’s operation and maintenance costs are primarily composed of expenses related to labor, utilities and chemicals, property insurance premiums, compression costs and maintenance and repair expenses, all of which generally remain relatively stable across broad ranges of throughput volumes. As a result, we do not anticipate significant variability in operation and maintenance expense for our gathering and processing activities for the twelve months ending June 30, 2014 as compared to pro forma operation and maintenance expenses for the twelve months ended December 31, 2012.

June 10, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 90

Liquidity and Capital Resources, page 100

11.	To the extent known before the registration statement’s effectiveness, please disclose the material terms of your new revolving credit facility. Also, if available before the registration statement’s effectiveness, please also file the new revolving credit facility as an exhibit to the registration statement.

Response: The Partnership acknowledges the Staff’s comment and the Partnership will disclose the material terms of its new revolving credit facility to the extent known before the Registration Statement’s effectiveness. The Partnership further advises the Staff that it will file the form of its new revolving credit facility as an exhibit to the Registration Statement to the extent available before the Registration Statement’s effectiveness. The Partnership acknowledges that the Staff will require sufficient time to review the new revolving credit facility and related disclosure before declaring the Registration Statement effective.

Management, page 134

12.	When known, please disclose the names of your general partner’s independent directors. See Item 407(a) of Regulation

S-K.

Response: The Partnership acknowledges the Staff’s comment and will disclose the names of the Partnership’s independent directors in a subsequent amendment to the Registration Statement.

Compensation Discussion and Analysis, page 136

Narrative Disclosure to Summary Compensation Table, page 137

13.	We note the statement that you “did not pay or accrue any amounts of compensation for the services of Messrs. Maxwell or Jones for 2012.” Please tell us whether NuDevco or its affiliates, other than you, compensated Messrs. Maxwell or Jones for services they rendered to you in 2012.

Response: The Partnership respectfully advises the Staff that NuDevco Partners, LLC (“NuDevco”) compensated Messrs. Maxwell and Jones for executive services rendered to the Partnership in 2012. Historically, we have not paid or reimbursed NuDevco for the executive services provided by Messrs. Maxwell and Jones on our behalf. Pursuant to the Omnibus Agreement that we will enter into with NuDevco and certain of its affiliates at the closing of the offering, we will pay to NuDevco an annual executive management fee, initially in the amount of $0.6 million, for the services provided to us collectively by Messrs. Maxwell and Jones and certain other NuDevco employees.

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Certain Relationships and Related Party Transactions, page 142

Agreements with Affiliates, page 144

14.	We note the statement in “—Procedures for Review, Approval and Ratification of Related-Person Transactions” that the agreements described in this section will not be reviewed under the policy that will be adopted in connection with the closing of the offering. Please disclose whether any policies and procedures are applicable for the review, approval or ratification of the agreements described in this section. If not, then please disclose the basis for your belief that the terms of your initial agreements with NuDevco will be generally no less favorable to either party than those that could have been negotiated with unaffiliated parties with respect to similar services.

Response: The Partnership acknowledges the Staff’s comment and has revised page 138 of Amendment No. 1 to disclose the basis for the Partnership’s belief that the terms of its initial agreement with NuDevco will be generally no less favorable to either party than those that could have been negotiated with an unaffiliated third party with respect to similar services.

Conflicts of Interest and Fiduciary Duties, page 147

Conflicts of Interest, page 147

15.	We note the disclosure in the third paragraph that your general partner will not be in breach of its obligations under your partnership agreement or its duties to you or your unitholders if the resolution of the conflict is approved by the conflicts committee. Please disclose to clarify, if correct, that, notwithstanding approval of a conflict of interest by the conflicts committee, your unitholders may still bring an action against your general partner for breach of its obligations under your partnership agreement or of its duties to your or your unitholders. In this disclosure, please clarify which party has the burden of proof. Please provide similar disclosure, or include a cross-reference to the disclosure in this section, in the second paragraph of “Management.”

Response: The Partnership acknowledges the Staff’s comment and has revised pages 126, 139 and 146 of Amendment No. 1 to address the Staff’s comment.

Underwriting, page 192

No Sales of Similar Securities, page 193

16.	Please disclose the “certain limited exceptions” pursuant to which the lock-up agreements may not apply.

Response: The Partnership acknowledges the Staff’s comment and has revised page 183 of Amendment No. 1 to disclose the limited exceptions pursuant to which the lock-up agreement may not apply.

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Index to Financial Statements, page F-1

17.	Please update the filing to include unaudited pro forma condensed combined financial statements and unaudited combined financial statements for the interim period ended March 31, 2013. Please refer to Rules 8-05 and 8-08 of Regulation S-X. Please similarly update financial information, including management’s discussion and analysis of financial condition and results of operations, presented throughout the filing.

Response: The Partnership acknowledges the Staff’s comment and has revised Amendment No. 1 to include unaudited pro forma condensed combined financial statements and unaudited combined financial statements for the interim period ended March 31, 2013. The Partnership advises the Staff that it has updated its financial information, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, presented throughout Amendment No. 1.

Marlin Midstream Partners, LP Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 2. Pro Forma Net Income Per Unit, page F-9

18.	Please disclose the amount of pro forma net income allocated to common units, subordinated common units and general partner units for purposes of computing net income per unit.

Response: The Partnership acknowledges the Staff’s comment and will revise the Registration Statement in subsequent amendments to disclose the amount of pro forma net income allocated to common units, subordinated common units and general partner units for purposes of computing net income per unit when such information becomes available.

Marlin Midstream Partners, LP Historical Combined Financial Statements, page F-13

Combined Statements of Operations and Comprehensive Income (Loss) For the Years Ended December 31, 2012 and 2011

19.	Please tell us your consideration of stating separately cost of revenues and cost of revenues – affiliates for each revenue line item presented. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response: The Partnership acknowledges the Staff’s comment and has revised pages 90, 92 and F-23 of Amendment No. 1 to clarify that cost of revenues are derived primarily from the creation of NGL, natural gas and condensate revenue. The main components in the Partnership’s cost of revenues are (i) the cost of replacement natural gas related to volumes of natural gas extracted through the Partnership’s gathering and processing operations and (ii) with respect to our commercial agreements that do not require us to deliver NGLs to the customer in kind, our purchase of NGLs from the customer and

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related NGL transportation costs. The Partnership respectfully advises the Staff that there are no material costs categorized as costs of revenue directly identified with the “Gathering, processing and other revenue” or “Gathering, processing and other revenue – affiliates” line items.

Item 17. Undertakings, page II-3

20.	Please include the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and has added the referenced undertakings.

* * * *

At the Staff’s request, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (832) 217-1848 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By: Marlin Midstream GP, LLC, its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

June 10, 2013

Cc:	W. Keith Maxwell III

Amanda Bush

Marlin Midstream Partners, LP

Brett E. Braden

Latham & Watkins LLP

David C. Buck

Andrews Kurth LLP